# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PharmaCyte Biotech, Inc., CIK 0001157075
CUSIP: 717512X203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada (NV), 89169
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-21-045460
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 714,844; sole dispositive power 0; shared dispositive power 714,844; aggregate amount beneficially owned 714,844 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 82,727; shared voting power 622,936; sole dispositive power 82,727; shared dispositive power 622,936; aggregate amount beneficially owned 705,663 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 714,844; sole dispositive power 0; shared dispositive power 714,844; aggregate amount beneficially owned 714,844 (9.99% of the class)

## Item 1. Issuer
Name of issuer: PharmaCyte Biotech, Inc.
Address of issuer's principal executive offices: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 714,844 shares of Common Stock, which consisted of (i) 527,376 shares of Common Stock held by Intracoastal and (ii) 187,468 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1"), and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 6,968,134 shares of Common Stock outstanding as of December 9, 2024, as reported by the Issuer, plus (2) 187,468 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 312,532 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 129,147 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (III) 2,312,500 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of Intracoastal and Mr. Kopin may have been deemed to have beneficial ownership of 3,469,023 shares of Common Stock.

As of the close of business on December 31, 2024, Mr. Asher may have been deemed to have beneficial ownership of 705,663 shares of Common Stock, which consisted of (i) 527,376 shares of Common Stock held by Intracoastal, (ii) 82,727 shares of Common Stock held by Mr. Asher and (iii) 95,560 shares of Common Stock issuable upon exercise Intracoastal Warrant 1, and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 6,968,134 shares of Common Stock outstanding as of December 9, 2024, as reported by the Issuer, plus (2) 95,560 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 404,440 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 608,553 shares of Common Stock issuable upon exercise of a warrant held by Mr. Asher (the "Asher Warrant") because the Asher Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Asher Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 129,147 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (IV) 2,312,500 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, Mr. Asher may have been deemed to have beneficial ownership of 4,160,303 shares of Common Stock.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 82,727 shares of Common Stock with respect to Mr. Asher.
Shared power to vote or to direct the vote: 714,844 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 705,663 shares of Common Stock with respect to Mr. Asher.
Sole power to dispose or to direct the disposition: 0 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 82,727 shares of Common Stock with respect to Mr. Asher.
Shared power to dispose or to direct the disposition: 714,844 shares of Common Stock with respect to Mr. Kopin and Intracoastal. 705,663 shares of Common Stock with respect to Mr. Asher.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (01/15/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (01/15/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (01/15/2025)